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                                                                  Exhibit (4)(e)



                                 [METLIFE LOGO]

                       METROPOLITAN LIFE INSURANCE COMPANY

                                 A Stock Company
                   One Madison Avenue, New York, NY 10010-3690

                              WITHDRAWAL OPTION AND
                        MINIMUM DISTRIBUTION REQUIREMENTS
                                   ENDORSEMENT

This Endorsement amends the Annuity Income Certificate to which it is attached, in order to provide for periodic withdrawals, and to satisfy the minimum distribution requirements of Internal Revenue Code Section 401(a)(9) and its applicable regulations.

THE DEFINITIONS OF "ANNUITY INCOME", AND "VALUATION DATE" IN QUESTION 1 ARE DELETED AND REPLACED WITH THE FOLLOWING:

         "Annuity income" as of any valuation date means the total fixed and variable payments that would be payable as of that date. (For an explanation of annuity income, see Question 4.)

         "Valuation date" refers to each day the variable payment is calculated. A valuation date will also occur on any day that we determine the fair market value or the withdrawal value of guaranteed income payments under this certificate.

THE FOLLOWING DEFINITIONS ARE ADDED TO QUESTION 1:

         The "Fair market value" of this certificate as determined on any valuation date is equal to the annuity income as of that date multiplied by the corresponding annuity purchase rate determined on that same date.

         The "Withdrawal Value of Guaranteed Income Payments" as determined on any valuation date is equal to the annuity income as of that date multiplied by the amount that would be needed to purchase $1 on each payment date during the period for which the annuity income is guaranteed to be paid without regard to the death of the annuitant(s).

SUBSECTIONS (A) AND (D) OF THE "REQUIRED MINIMUM DISTRIBUTIONS" SECTION OF QUESTION 17 ARE DELETED AND REPLACED WITH THE FOLLOWING:

         (a) Payments under this certificate must comply with Code Section 401(a)(9) and the regulations thereunder, pertaining to the minimum distribution incidental benefit rules.




Form G.20247-585

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         (d)      For Annuity Income Certificates issued as IRAs, SEPs, and
                  SIMPLE IRAs, the federal tax law requires that payments must begin to be made by April 1 of the year following the calendar year in which the annuitant becomes 70 1/2. Income payments must be made for the annuitant's life or for the joint lives of the annuitant and the beneficiary; or over a period no longer than the annuitant's life expectancy or joint life expectancy of the annuitant and the beneficiary (using Table V or Table VI of Regulation Section 1.72-9). Payments must be non-increasing or increase only as permitted under the income tax regulations or as otherwise permitted under federal tax law (e.g., payments may vary with the investment performance of the underlying assets).






/s/ Gwenn L. Carr
--------------------------
Gwenn L. Carr
Vice-President & Secretary




Form G.20247-585